Exhibit 99

                  [AMCORE FINANCIAL NEWS RELEASE LETTERHEAD]



   Date:      April 22, 1997


   Contact:   John Hecht
              Chief Financial Officer
              815-961-7003

              Katherine Taylor
              Investor Relations Manager
              815-961-7164



                    AMCORE FINANCIAL, INC. REPORTS RECORD
                            FIRST QUARTER EARNINGS


   ROCKFORD - A continued focus on maximizing customer relationships, streamlining services and an effective use of capital has contributed to record first quarter earnings for AMCORE Financial, Inc. for the period ending March 31, 1997.

   Earnings per share increased 20 percent from 40 cents to 48 cents and net income rose 21.8 percent to $6.9 million up from $5.6 million for the same period of 1996.

   "Our goal is to rank among the top performing financial services companies," said Robert J. Meuleman, president and chief executive officer. "One of AMCORE's objectives is to reach a return on equity of 15 percent by the fourth quarter of 1997."

   Significant strides were made toward that goal. Return on equity for the first quarter was 12.54 percent, up from 10.77 percent during the same period in 1996. Return on assets also improved to .98 percent compared to .92 percent in 1996.

   Several factors have contributed to these record earnings. Net interest income rose $1.8 million or 8.6 percent compared to the same quarter of 1996. The increase is attributed primarily to a 12.6 percent, or $162.8 million, increase in average loans and an increase of approximately $275 million on average in the investment leveraging program.

   The increase in average loans was the result of improved sales and product knowledge training and aligning compensation programs with sales performance. In addition, greater efficiencies were reached through improvements in loan processing. They included an increase in automation capacity, an expanded network for indirect loans through dealers and targeting specific customer groups with new database capabilities. All of these factors helped AMCORE serve its customers more effectively and directly contributed to the improved earnings.

   The investment leveraging program better utilizes equity capital and contributed $1.9 million to net interest income, an increase of $1 million from the first quarter of 1996. While the investment leveraging program contributed positively to net interest income, it accounted for 24 basis points of the decline in the net interest margin to 3.63 percent when compared to 3.87 percent during the same period in 1996. The core interest margin, which excludes the effect of the leveraging program, was 4.17 percent, which is relatively flat with the same quarter last year, but an increase from the
4.05 percent in the trailing quarter.

   The financial services subsidiaries also continued to have good revenue growth. Trust and asset management revenues increased $492,000 or 15.2 percent. The AMCORE Vintage Equity Fund recently received its third consecutive five-star rating from Morningstar. Total Vintage Fund assets increased 27.4 percent to $725 million compared to the same period in 1996.

   Revenues from insurance increased $194,000 or 76.4 percent as a result of new business and a change to recognize income on a gross rather than a net basis.

   Mortgage revenues rose $254,000 or 34.6 percent. This increase excludes a charge for the adoption of FASB No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which was effective Jan. 1, 1997. The adoption of FASB No. 125 required a $742,000 write down of servicing rights.

   During the quarter, AMCORE sold almost all of its credit card receivables and recognized a net gain of approximately $1.9 million. "Throughout the industry, credit card delinquencies and losses have been escalating," said Meuleman. "We felt that selling our portfolio was a prudent way to manage our exposure to the potential credit risks while at the same time optimizing the value for shareholders."

   Provisions for loan losses increased $957,000 or 107.6 percent to $1.8 million compared to the first quarter of 1996. Nearly half of the increase relates to higher charge-offs at the Consumer Finance Co., while the remainder reflects the growth in the portfolio and general reserve strengthening. This resulted in an increase in the allowance for loan losses to total loans to
1.09 percent at March 31, 1997, compared to 1.03 percent at the end of the first quarter of 1996.

   The allowance for loan losses to non-performing loans remained above 100 percent at 101.25 percent, despite a $3.8 million or 30.8 percent increase in non-performing assets. Total non-performing assets as of March 31, 1997 were $16.2 million, or .57 percent of total assets. A large agricultural credit of $5.4 million was added to non-performing assets in the first quarter. AMCORE anticipates the security behind the loan will minimize exposure so as not to have a material adverse effect on future performance. Excluding this credit, non-performing assets would have declined $1.5 million or 12.5 percent.

   The overall focus of management during the first quarter and for the remainder of the year is to continue to grow revenues while minimizing the growth of expenditures. While non-interest expense did increase $1.2 million, or 5.8 percent, compared to the first quarter of 1996, the increase in net revenues far offset any increase in expenses. Net revenues grew $3.9 million or 13.2 percent, resulting in a reduction in the efficiency ratio to 62.8 percent compared to 67.2 percent for the first quarter of 1996.

   AMCORE Financial, Inc., is a northern Illinois based financial services company with assets of over $3.0 billion, including the recent acquisition on April 18th of First National Bancorp of Monroe, Wisconsin. This marks the beginning of interstate banking at AMCORE. AMCORE now operates six subsidiary banks with 41 Illinois and five Wisconsin locations.

   AMCORE plans to further broaden its position in south central Wisconsin later this summer when it hopes to finalize the acquisition of Country Bank Shares Corporation of Mount Horeb. Country Bank Shares has facilities in nine communities and has assets of over $300 million.

   The company also has five primary financial services subsidiaries: AMCORE Investment Group, N.A., which includes trust services, a capital management company, a brokerage company and the AMCORE Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc.; AMCORE Insurance Group, Inc.; and Rockford Mercantile Agency, Inc., a bill collection service.

   This news release, other than historical financial and other information, may consist of forward looking statements that involve risks and uncertainties, including the risks detailed from time-to-time in the company's SEC reports, including its Annual Report on Form 10-K for the year ended Dec. 31, 1996. Actual results may vary materially.

   AMCORE common stock is listed on NASDAQ under the symbol "AMFI." AMCORE Financial Inc. may be reached on the Internet at http://www.AMCORE.com.

                         AMCORE FINANCIAL, INC.
                CONSOLIDATED KEY FINANCIAL DATA SUMMARY


(in thousands, except share data)                       Quarter Ended Mar. 31,       Trailing Twelve Months Ended Mar. 31, 1997
                                                 ------------------------------------------------------------------------------
                                                                             Percent                                    Percent
Financial Highlights                               1997          1996         Change         1997           1996         Change
-------------------------------------------------------------------------------------------------------------------------------
Net revenues, including security gains........   $33,438       $29,550         13.2%       $128,872       $115,588        11.5%
Operating expenses............................    22,213        20,988          5.8%         85,222         87,755        -2.9%
Net income....................................     6,857         5,630         21.8%         27,610         19,284        43.2%
Net income per share..........................      0.48          0.40         20.0%           1.94           1.36        42.6%
Cash dividends per share......................      0.16          0.16          0.0%           0.64           0.61         4.9%
Book value per share..........................     15.24         14.55          4.7%


                                                          Quarter Ended Mar. 31,
                                                 --------------------------------------
                                                                                Percent
Key Financial Ratios                              1997            1996           Change
---------------------------------------------------------------------------------------
  Return on average assets....................    0.98%           0.92%           0.06%
  Return on average equity....................   12.54%          10.77%           1.77%
  Net interest margin (FTE)...................    3.63%           3.87%          -0.24%
  Core interest margin (FTE)..................    4.17%           4.18%          -0.01%
  Other income/net revenues (A)...............   31.36%          28.45%           2.91%
  Efficiency Ratio (FTE)......................   62.76%          67.17%          -4.41%

(A) Excluding net security gains.

Income Statement
---------------------------------------------------------------------------------------
Interest income............................... $51,116         $44,637            14.5%
Interest expense..............................  28,755          24,041            19.6%
                                               ----------------------------------------
  Net interest income.........................  22,361          20,596             8.6%
Provision for loan losses.....................   1,846             889           107.6%
Other Income:
  Trust and asset management income...........   3,734           3,242            15.2%
  Service charges on deposits.................   1,681           1,680             0.1%
  Mortgage revenues...........................     245             733           -66.6%
  Insurance revenues..........................     448             254            76.4%
  Collection fee income.......................     625             582             7.4%
  Other.......................................   3,484           1,699           105.1%
                                               ----------------------------------------
    Total other income........................  10,217           8,190            24.7%
Net security gains............................     860             764            12.6%
Operating expenses:
  Personnel costs.............................  13,020          11,926             9.2%
  Net occupancy expense.......................   1,359           1,385            -1.9%
  Equipment expense...........................   1,827           1,879            -2.8%
  Professional fees...........................     882             608            45.1%
  Amortization of intangible assets...........     501             512            -2.1%
  Insurance expense...........................     241             197            22.3%
  Other.......................................   4,383           4,481            -2.2%
                                               ----------------------------------------
    Total operating expenses..................  22,213          20,988             5.8%
                                               ----------------------------------------
Income before income taxes....................   9,379           7,673            22.2%
Income taxes..................................   2,522           2,043            23.4%
                                               ----------------------------------------
Net income.................................... $ 6,857         $ 5,630            21.8%
                                               ========================================

Average shares outstanding (000)..............  14,297          14,192             0.7%
Ending shares outstanding (000)...............  14,317          14,200             0.8%


AMCORE FINANCIAL, INC.

                                                                                 QUARTER ENDED MAR. 31,
(in thousands)                                                              1997                       1996
------------------------------------------------------------     --------------------------------------------------
                                                    ENDING        AVERAGE         YIELD/      AVERAGE        YIELD/
                                                   BALANCE        BALANCE          RATE       BALANCE         RATE
------------------------------------------------------------     --------------------------------------------------
ASSETS:
  Taxable securities..........................    $  897,030     $  937,609        6.80%     $  735,349       6.46%
  Tax-exempt securities (FTE).................       271,396        269,432        8.08%        236,210       8.00%
  Other earning assets........................         7,148          6,985        5.50%         18,878       4.09%
  Mortgage loans held for sale................        10,434          8,924        6.10%         10,463       6.99%
  Loans, net of unearned income (FTE).........     1,444,818      1,454,672        8.53%      1,291,853       8.76%
                                                  ----------     --------------------------------------------------
    Total Earning Assets (FTE)................    $2,630,826     $2,677,622        7.91%     $2,292,753       7.99%
    Intangible assets.........................        11,782         12,037                      14,107
    Other non-earning assets..................       192,557        158,246                     162,287
                                                  ----------     --------------------------------------------------
    TOTAL ASSETS..............................    $2,835,165     $2,847,905                  $2,469,147
                                                  ==========     ==================================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
  Interest bearing deposits...................    $1,608,926     $1,607,725        4.66%     $1,527,796       4.53%
  Non-interest bearing deposits...............       271,888        254,583                     236,604
                                                  ----------     --------------------------------------------------
    Total Deposits............................    $1,880,814     $1,862,308                  $1,764,400
                                                  ----------     --------------------------------------------------
  Short-term borrowings.......................       567,425        605,623        5.65%        330,577       5.47%
  Long-term borrowings........................       131,079        123,095        5.49%        134,737       6.42%
  Other.......................................         6,533          6,455       10.24%          5,273       8.29%
                                                  ----------     --------------------------------------------------
  Total Interest Bearing Liabilities..........     2,313,963      2,342,898        4.98%      1,998,383       4.83%
  Other liabilities...........................        31,175         28,732                      23,979
                                                  ----------     --------------------------------------------------
  Total Liabilities...........................    $2,617,026     $2,626,213                  $2,258,966
  Stockholders' Equity........................       218,139        221,692                     210,181
                                                  ----------     --------------------------------------------------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY........................    $2,835,165     $2,847,905                  $2,469,147
                                                  ==========     ==================================================

                                                   ------------------------------------
                                                           QUARTER ENDED MAR. 31,
                                                   ------------------------------------
                                                                                PERCENT
ASSET QUALITY (IN THOUSANDS)                        1997            1996         CHANGE
---------------------------------------------------------------------------------------
Ending allowance for loan losses..............     $15,744         $13,255        18.8%
Net charge-offs...............................       1,098             695        58.0%
Net charge-offs to average loans (B)..........        0.30%           0.22%       0.08%

Non-performing assets:
  Nonaccrual..................................     $15,168         $ 9,744        55.7%
  Restructured................................         381           1,757       -78.3%
                                                   ------------------------------------
    Non-performing loans......................      15,549          11,501        35.2%
  Other real estate owned (OREO)..............         656             890       -26.3%
                                                   ------------------------------------
    Total non-performing assets...............     $16,205         $12,391        30.8%
                                                   ====================================

Loans 90 days past due and still accruing.....      $4,521          $1,523       196.8%

(B) On an annualized basis.

KEY ASSET QUALITY RATIOS
----------------------------------------------
  Allowance to ending loans...................        1.09%           1.03%       0.06%
  Allowance to non-performing loans...........      101.25%         115.25%     -14.00%
  Non-performing loans to loans...............        1.08%           0.88%       0.20%
  Non-performing assets to loans & OREO.......        1.12%           0.95%       0.17%
  Non-performing assets to total assets.......        0.57%           0.46%       0.11%

CAPITAL ADEQUACY
---------------------------------------------------------------------------------------
  Total risk-based capital....................       15.58%          13.36%       2.22%
  Tier 1 risk-based capital...................       14.68%          12.51%       2.17%
  Leverage ratio..............................        9.04%           7.90%       1.14%


                  [AMCORE FINANCIAL NEWS RELEASE LETTERHEAD]



   Date:      May 2, 1997


   Contact:   John Hecht
              Chief Financial Officer
              815-961-7171

              Katherine Taylor
              Investor Relations Manager
              815-961-7164





                        AMCORE AND COUNTRY BANK SHARES
                             MODIFY MERGER TERMS


ROCKFORD - AMCORE Financial, Inc. ("AMCORE") and Country Bank Shares Corporation ("Country") of Mount Horeb, Wisconsin announced today that they have revised the financial terms of their merger agreement.

In light of AMCORE's stock performance since the date of the original merger agreement, the parties have elected to eliminate termination rights under the original merger agreement associated with AMCORE's common stock prices and have established a tiered exchange ratio related to AMCORE's stock price.

In the amendment, subject to certain provisions, AMCORE agrees to an exchange ratio in the merger of 4.3267 shares for each Country share outstanding if the AMCORE average stock price is greater than or equal to $19.50 but less than or equal to $24.50. Country has 439,699 shares outstanding.

In the event the AMCORE average stock price is greater than $24.50 but less than or equal to $28.50, each share of Country shall be exchanged in the merger for and converted into a number of shares of AMCORE required to maintain an aggregate value of $46.6 million for Country. If AMCORE's average stock price is greater than $28.50, each Country share shall be exchanged into
3.7194 shares of AMCORE common stock.

                                    -more-

If the AMCORE average stock price is greater than $15 but less than $19.50, each share of Country shall be exchanged in the merger into a number of shares of AMCORE required to maintain an aggregate value of $37.1 million. If the AMCORE average stock price is less than $15, each share of Country shall be exchanged into 5.6247 shares of AMCORE common stock.

The AMCORE average stock price will be determined by calculating the average of the daily closing prices of AMCORE common stock during the period of twenty trading days ending three trading days immediately preceding the Country shareholder meeting date.

"The amended merger agreement removes a great deal of uncertainty regarding the closing of the transaction", said Robert J. Meuleman, president and chief executive officer of AMCORE. "We believe that these terms create a favorable outcome for both parties, especially in light of AMCORE's recent stock performance."

Country Bank Shares will be AMCORE's second acquisition in Wisconsin. On April 18, AMCORE acquired First National Bancorp of Monroe with assets of over $215 million. Country has assets of over $300 million. When the acquisition of Country is completed this summer, AMCORE will have assets of over $3.3 billion and 41 locations in northern Illinois and 13 locations in Wisconsin.

"Country Bank Shares is important in our development of the Wisconsin market," said Meuleman. "We are pleased the deal is moving forward. Country Bank Shares is a well-run organization and we look forward to them joining AMCORE."

AMCORE Financial, Inc., is a northern Illinois based bank holding company with assets of over $3 billion. Its holdings include six subsidiary banks operating in 41 locations in Illinois and five in Wisconsin.

   The company also has five primary financial services subsidiaries: AMCORE Investment Group, N.A., which includes trust services, a capital management company, a brokerage company and the AMCORE Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc.; AMCORE Insurance Group, Inc.; and Rockford Mercantile Agency, Inc., a bill collection service.

   This news release, other than historical financial and other information, may consist of forward looking statements that involve risks and uncertainties, including the risks detailed from time-to-time in the company's SEC reports, including its Annual Report on Form 10-K for the year ended Dec. 31, 1996. Actual results may vary materially.

   AMCORE common stock is listed on NASDAQ under the symbol "AMFI." AMCORE Financial Inc. may be reached on the Internet at http://www.AMCORE.com.